UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G/A
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                          EOTT Energy Partners, L.P.
                               (Name of Issuer)

        Common Units of limited partnership interest ("Common Units")
                        (Title of Class of Securities)

                                 294103 10 6
                                (CUSIP Number)

                                 May 2, 2001
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]   Rule 13d-1(b)
[X]   Rule 13d-1(c)
[ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   294103 10 6
          -------------

          1.    Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons
                (entities only).

                      Koch Pipeline Company, L.P.

          2.    Check the Appropriate Box if a Member of a Group
                (See Instructions)
                (a)      .......................................................

                (b)      .......................................................

          3.    SEC Use Only
                ................................................................

          4.    Citizenship or Place of Organization
                      Delaware


                          Sole Voting Power
                   5.        -0- Shares


                           Shared Voting Power
   Number of       6.        -0- Shares
   Shares
   Beneficially
   Owned by                Sole Dispositive Power
   Each Reporting   7.        -0- Shares
   Person With

                           Shared Dispositive Power
                    8.         -0- Shares

                Aggregate Amount Beneficially Owned by Each
          9.    Reporting Person
                      -0- Shares

          10.   Check if the Aggregate Amount in Row (11)
                Excludes Certain Shares (See Instructions)

                Percent of Class Represented by Amount in Row (11)
          11.         0%

                 Type of Reporting Person (See Instructions)
          12.         PN

CUSIP No.   294103 10 6
          -------------

          1.    Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons
                (entities only).

                      Koch Petroleum Group, L.P.

          2.    Check the Appropriate Box if a Member of a Group
                (See Instructions)
                (a)      ......................................................

                (b)      ......................................................


          3.    SEC Use Only
                ...............................................................

          4.    Citizenship or Place of Organization
                      Delaware

                                  Sole Voting Power
                         5.             -0- Shares

Number of                         Shared Voting Power
Shares                   6.              -0- Shares
Beneficially
Owned by
Each Reporting                    Sole Dispositive Power
Person With              7.               -0- Shares

                                  Shared Dispositive Power
                         8.               -0- Shares

                Aggregate Amount Beneficially Owned by Each
          9.    Reporting Person
                      -0- Shares

          10.   Check if the Aggregate Amount in Row (11)
                Excludes Certain Shares (See Instructions)

          11.   Percent of Class Represented by Amount in Row (11).
                   0%

          12.   Type of Reporting Person (See Instructions)
                      PN

CUSIP No.   294103 10 6
          -------------

          1.    Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons
                (entities only).

                              Koch Industries, Inc.

          2.    Check the Appropriate Box if a Member of a Group
                (See Instructions)
                (a)      ......................................................
                (b)      ......................................................

          3.    SEC Use Only
                ...............................................................

          4.    Citizenship or Place of Organization
                      Kansas

                                 Sole Voting Power
                         5.            -0- Shares

 Number of                        Shared Voting Power
 Shares                  6.            -0- Shares
 Beneficially
 Owned by                         Sole Dispositive Power
 Each Reporting          7.            -0- Shares
 Person With
                                  Shared Dispositive Power
                         8.             -0- Shares

                Aggregate Amount Beneficially Owned by Each
          9.    Reporting Person
                      -0- Shares

          10.   Check if the Aggregate Amount in Row (11)
                Excludes Certain Shares (See Instructions)

                Percent of Class Represented by Amount in Row (11)
          11.               0%

                Type of Reporting Person (See Instructions)
          12.          CO

Item 1.  (a)   Name of Issuer:
               EOTT Energy Partners, L.P.

         (b)   Address of Issuer's Principal Executive Offices
               1330 Post Oak Boulevard, Suite 2700, Houston, Texas  77056

Item 2.  (a)   Name of Person Filing:
               Koch Pipeline Company, L.P., a limited partnership organized and existing under the laws of the State of Delaware ("KPC"), Koch
               Petroleum Group, L.P., a limited partnership organized and existing under the laws of the State of Delaware ("KPG"), and Koch Industries, Inc., a corporation organized and existing under the laws of the State of Kansas ("Koch") and the indirect owner of 100% of KPC and KPG.

         (b) Address of Principal Business Office or, if none, Residence of all filing persons:
               4111 East 37th Street North, Wichita, Kansas 67220

         (c)   Citizenship
               See Item 2(a) above.

         (d)   Title of Class of Securities
               Common Units

         (e)   CUSIP Number
               294103 10 6

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

               This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c).

Item 4.     Ownership.

         (a)    Amount beneficially owned:

                KPG beneficially owned 1,700,000 Common Units as a result of a transfer of the Common Units from KPC to KPG on or about January 1, 2001 under the terms of a Unit Purchase Agreement between KPC and KPG. Also, as a result of such transfer, KPG now owns 2,000,000 Subordinated Units of limited partnership interest of EOTT which are convertible into Common Units on a one-for-one basis upon the happening of certain events outside the control of either KPG or Koch. Between January 4, 2001 and May 2, 2001, KPG sold all of its ownership in the 1,700,000 Common Units. Koch, by virtue of its status as the indirect owner of 100% of KPG and KPC, may be deemed to be, for purposes of this Schedule 13G, the beneficial owner of all of the Common Units previously owned by KPG and KPC. However, Koch disclaims beneficial ownership as to all of the Common Units owned by KPG and KPC.

       (b)      Percent of class:

                0%. Prior to the sale of the Common Units, KPG owned approximately 9.2% of the Common Units determined in accordance with the provisions of Rule 13d-1 promulgated under the Act. Prior to the transfer of the Common Units to KPG or about September 1, 1999, EOTT issued additional Common Units pursuant to a Form S-3 Registration Statement, which resulted in KPC's ownership interest falling from 11.4% to 9.2%.

       (c)      Number of shares as to which the person has:

                (i)   Sole power to vote or to direct the vote:
                      -0- shares
                (ii)  Shared power to vote or to direct the vote:
                      None
                (iii) Sole power to dispose or to direct the disposition of:
                      -0- shares
                (iv)  Shared power to dispose or to direct the disposition of:
                      None

Item 5.     Ownership of Five Percent or Less of a Class


If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable

Item 8.     Identification and Classification of Members of the Group

            Not applicable

Item 9.     Notice of Dissolution of Group

            Not applicable

Item 10.    Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May ____, 2001

                              Koch Petroleum Group, L.P.
                              By:  KPG/GP, Inc., its General Partner

                             By:     /s/ David L. Robertson
                             Name:           David L. Robertson
                             Title:          President



                              Koch Pipeline Company, L.P.
                              By:  Koch Pipeline Company, LLC, its General
                                   Partner


                              By:     /s/ Anthony L. Botterweck
                              Name:           Anthony L. Botterweck
                              Title:          President


                              Koch Industries, Inc.


                              By:      /s/ David L. Robertson
                              Name:           David L. Robertson
                              Title:          Sr. Vice President - Petroleum